PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or the “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution 23/2021, announces to its shareholders and the market in general, the replacement of its current independent auditor KPMG AUDITORES INDEPENDENTES, enrolled in CNPJ 57.755.217/0001-29 and CVM Code 4189 ("KPMG"), by GRANT THORNTON AUDITORES INDEPENDENTES LTDA., enrolled in CNPJ 10.830.108/0001-65 and CVM Code 11274 ("Grant Thornton"), which will be responsible for reviewing and auditing, as the case may be, the quarterly and annual financial statements of the Company and its subsidiaries for fiscal years 2023 to 2025.

The replacement mentioned above resulted from a competitive process carried out by the Company, in which Grant Thornton presented the best commercial proposal. The Company informs that KPMG was communicated and is aware of the aforementioned change.

KPMG’s activities as the Company’s auditor end with the completion of the audit of the financial statements for the year ended December 31, 2022. Grant Thornton’s activities as the Company's new independent auditor will begin with the review of the financial information for the first quarter of fiscal year 2023.

São Paulo, April 6th, 2023.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.